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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549      Sec File Number
                                                      1-6787
                           FORM 12b-25
                                                  CUSIP Number
                  NOTIFICATION OF LATE FILING      422174 10 2

(Check One):  [x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q  [ ] Form N-SAR

               For Period Ended:   December 31, 1998

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:   ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________

PART I - REGISTRANT INFORMATION

Health-Chem Corporation
Full Name of Registrant


Former Name if Applicable

460 Park Avenue, Suite 1300
Address of Principal Executive Office (Street and Number)

New York, NY  10022
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[xx] (b)  The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                          SEE ATTACHED


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Paul R. Moeller              717             764-1191
          (Name)               (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                 [ x ] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                 [ x ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED


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                      HEALTH-CHEM CORPORATION
            (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date      March 31, 1999        By /s/ Paul R. Moeller
                                   Paul R. Moeller
                                   Vice President Finance



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          Addendum to Form 12-b25 dated March 31, 1999

                               for

                     Health-Chem Corporation



Part III

As of the date hereof, although a number of indications of interest have been received, no binding agreement has been signed with regard to Registrant's previously announced sale process in respect of its Herculite Products, Inc. and Hercon Environmental Corporation subsidiaries. In the absence of such binding agreement, Registrant is unable to make reasonable estimates regarding net realizable values that would enable the preparation of accurate financial statements. Although there can be no assurance, it is anticipated that a binding agreement in respect of the above-referenced sale will be entered into, allowing the Registrant to fully disclose such financial statement effects in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 on or before April 15, 1999.

It is anticipated that a significant change in results of operations from the fiscal year ended December 31, 1997 will be included in the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 in that the Registrant will be reporting an estimated loss of approximately $6.5 million in respect of the closing of the operations of Pacific Combining Corporation, the Registrant's subsidiary, in November 1998.